Exhibit 99.3

CONSENT OF QUALIFIED PERSON

I, Christopher Emerson, do hereby consent to the public filing by Pan American Silver Corp. (“Pan American”) of the technical report entitled “Technical Report for the La Colorada Property, Zacatecas, Mexico” with an effective date of December 31, 2019 (the “Technical Report”).

Dated this March 6, 2020.

/s/ “Christopher Emerson”
Christopher Emerson, FAusIMM.
.